June 27, 2000

Mr. Joe Anderson, CEO
East Tennessee Materials and Energy Corporation
109 Jefferson Avenue
Oak Ridge, TN 37830

Hillis Enterprises

Performance Development Corporation
109 Jefferson Avenue
Oak Ridge, TN 37830

Dear Joe:

This  letter of intent will summarize and  outline the   general
terms and conditions under which Perma-Fix Environmental Services, Inc. ("PESI") proposes to acquire eighty-percent (80%) of the common and preferred stock of East Tennessee Materials and Energy Corporation ("M&EC").

Benefits to M&EC of the PESI Proposal

1.   PESI has the management resources in place to respond and
     move  forward quickly to ensure an efficient  transaction
     resulting   in  minimal  disruption  to  the  management,
     employees, customers and suppliers of M&EC.

2. PESI's Board of Directors supports the corporate strategy to expand the company's nuclear waste business, through the expansion of mixed waste activities. This strategy has been publicly communicated to and positively supported by PESI's shareholders.

3. PESI's acquisition history has shown that PESI acquires businesses that can be grown by integrating the business' operations and facilities. On May 16, 2000, PESI announced the signing of a definitive agreement to acquire DSSI and made clear PESI's intention to fully integrate DSSI's operations and facility.

Terms and Conditions

1. The transaction will be structured as a stock purchase for a consideration of $11,952,125 representing 80% of the total outstanding common stock of M&EC at the time of closing and would have the following sources and uses:

Sources:                             Uses:
Cash                      $270,000   401(k) Liability                $692,920
Cash or Assumption       3,915,868   IRS Obligation                 3,222,948
PESI Common Stock(1)       810,000   Payments to Common Holders(3)  1,080,000
Participating Preferred              Refinancing of all Outstanding
Security(2)             $6,956,257   Obligations(4)                $6,956,257
                         _________                                  _________

Total Sources          $11,952,125   Total Uses                   $11,952,125
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    (1)  Represents a maximum of 540,000 shares of PESI common stock.
    (2) The participating preferred security would be redeemable out of the cash flow of M&EC in such amounts and at such times as are acceptable to the lenders of PESI and M&EC, subject to the cash requirements of M&EC for expansion, capital expenditures and debt repayment.
    (3) As a condition precedent to closing, all preferred stock of M&EC is expected to be converted to common stock.
    (4) To be used to satisfy all third party obligations, payments to preferred shareholders and any other payments to common shareholders. As a condition precedent to closing, M&EC will warrant and agree that 100% of the existing and contingent liabilities, debts, guarantees or other obligations owed by M&EC have been satisfied through the issuance of $6,956,257 of the Participating Preferred Stock. And furthermore, that there will be no other obligations outstanding after the closing other than for the 401(k), the IRS Obligations or any obligation specifically assumed by PESI in lieu of the $3,915.868 Cash payment.

5.   Upon the signing of this letter of intent, PESI agrees,
     subject  to approval by its lenders, to lend M&EC $50,000
     in  the  form of a short-term secured promissory note  to
     fund  overdue  obligations  of  M&EC  (the  "Note").   In
     addition, PESI will assist M&EC in resolving M&EC's significant creditor issues, but failure of M&EC to resolve its creditor issues for any reason shall not result in any liability to PESI. The principal and interest of the Note shall be used as a portion of the cash consideration upon Closing.

6. In consideration for signing this letter of intent, and for the Note, neither M&EC, its officers, directors, attorneys, accountants and other representatives will undertake or continue acquisition discussions with other parties nor otherwise disclose this proposal or the terms of this proposal to anyone other than a duly authorized representative of PESI for a period of sixty (60) days. In addition, M&EC agrees to use its best efforts to cause the transactions contemplated hereby to occur.

7. The transactions contemplated hereby shall be subject to completion of financial, technical, environmental and legal audits and due diligence by PESI confirming as to the assets and liabilities, obligations, revenues, expenses, client relations, customer base and business operations, the result of such audits and due diligence are satisfactory to PESI. From the date this letter is signed until such date agreed to in the Definitive Agreement (as such agreement is defined in Paragraph 9 hereof), if any, M&EC will give PESI and its counsel, accountants and other representatives reasonable access during normal business hours to all properties, books, contracts, documents and records with respect to its affairs as the parties may mutually agree. If the transactions are not consummated, PESI shall hold in confidence all the information obtained from M&EC, other than information in the public domain, information subsequently coming in the public domain by means other than disclosure by PESI, information disclosed by third parties or information that, prior to the date above, PESI possessed or as otherwise required to be disclosed by law.

8. Each party shall be responsible for and shall pay its own costs and expenses in connection with the

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     completion of the transactions contemplated hereby. M&EC will provide PESI, its employees and agents, including attorneys and accountants, full access to all of the accounts, books, tax returns and other business records of the business after the signing of this letter of intent. To the extent M&EC is provided any information about PESI as part of these transactions, no such information shall be used by M&EC other than for the evaluation of the transactions, and such information shall be held in strict confidence.

9. The transactions contemplated hereby shall be subject to the negotiation and execution of a mutually acceptable Definitive Purchase and Sale Agreement (the "Definitive Agreement"). The Definitive Agreement shall contain mutually acceptable representations, warranties, covenants and indemnification provisions, closing conditions and other provisions customarily found in a stock purchase agreement. The Definitive Agreement will be executed no later than sixty (60) days after the date of your acceptance of this letter of intent. The closing of transactions contemplated hereby will occur no later than ninety
     (90) days after the date of your acceptance of this letter of intent, subject to extensions to obtain regulatory and other approvals, if any, as may be required.

10. This letter is the result of our continuing discussions over the past two years and is intended to reflect the terms of acquisition discussed in our meetings of the past week regarding the interest of PESI in purchasing the Stock of M&EC and supersedes all prior discussions or correspondence concerning these transactions, but it does not contain all matters upon which agreement between the parties must be reached in order for the transactions to be consummated.

11. The parties agree not to make any public announcement about these proposed transactions without the prior written consent of the other party, unless legally required on advice of counsel of a party, in which case such party shall give the other party notice of such requirement and as much time as feasible to review and comment on the disclosure.

12. This letter is an expression of intent; provided however, the provisions of Paragraphs 6, 8 and 11 above shall be binding upon the parties as of the date this letter of intent is signed by M&EC. A Definitive Agreement shall be subject to necessary corporate approvals.

If the above proposal meets with your approval, please sign and date this letter in the spaces provided below and return a signed copy to me at the address listed above.

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I look forward to working with you to close the proposed transactions.


                         Sincerely

                         /s/ Larry McNamara

                         Larry McNamara
                         President, PESI Nuclear Division




Accepted and agreed to by the undersigned this 28 day of June, 2000.
                                              ____


EAST TENNESSEE MATERIALS AND ENERGY CORPORATION


By:  /s/ Joe W. Anderson
   _____________________________
     Joe W. Anderson, P.E.
     Chief Executive Officer



HILLIS ENTERPRISES [Legal Name]


By:  /s/ Bill J. Hillis   President
   ________________________________
     Name:
     Title:



PERFORMANCE DEVELOPMENT CORPORATION


By: /s/ Joe W. Anderson
   ________________________________
     Joe W. Anderson, P.E.
     Chief Executive Officer